

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2018

Roland A. Caputo
Chief Financial Officer
New York Times Company
620 Eighth Avenue
New York, New York 10018

> **Re: New York Times Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **File No. 001-05837**

Dear Mr. Caputo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Financial Statements
Notes to the Consolidated Financial Statements
12. Income Taxes, page 93

1.   Please tell us and revise to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign, if material. See Rule 4-08(h) of Regulation S-X.

17. Segment Information, page 101

2.   We note that you have one reportable segment. In this regard, please tell us and revise to include further disclosure on how you determined your reportable segment in accordance with ASC 280-10-50-21. Also, as your business continues to evolve with the current

environment, please tell us if you have more than one operating segment and how you evaluated your business for the existence of more than one operating segment during 2017 and 2018 under the guidance in ASC 280-10-50-1. As part of your response, please discuss your evaluation in terms of both different products as well as geographic areas.

3.   We note from pages 2 and 3 of the 10-K that you have international circulation of your newspapers and digital content. To the extent you derive a material amount of revenues from your international subscriptions, please revise to disclose your revenues by geographic area in accordance with ASC 280-10-50-41.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure